UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2020

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Commission File Number: 001-38067

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Verona Pharma plc
(Translation of registrant's name into English)

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3 More London Riverside
London SE1 2RE UK
+44 203 283 4200
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On March 5, 2020, Verona Pharma plc (the "Company") issued a press release reporting the grant of Restricted Stock Units in the form of Restricted American Depositary Share Units to Dr. David Zaccardelli, the Company’s Chief Executive Officer, and Mark W. Hahn, the Company’s Chief Financial Officer (the Person Discharging Managerial Responsibilities ("PDMR") announcement, the ("PDMR Announcement")).

On February 27, 2020, the Company issued its financial results for the year ended December 31, 2019 (the “Financial Results”).

The PDMR Announcement is furnished herewith as Exhibit 1.1 to this Report on Form 6-K. The Financial Results are furnished herewith as Exhibit 1.2 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description

1.1	PDMR Announcement
1.2	Verona Pharma plc Financial Results for the full year ended December 31, 2019

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERONA PHARMA PLC

Date: March 10, 2020	By:	/s/ Claire Poll
		Name:	Claire Poll
		Title:	Legal Counsel